Exhibit (a)(5)(P)
January 30, 2009
Getinge AB Announces Successful Completion of
Cash Tender Offer for Datascope Corp.
     Getinge AB (STO: GETIB) (“Getinge”) announced today the successful completion of its tender offer to acquire all outstanding shares of common stock of Datascope Corp. (NASDAQ: DSCP) (“Datascope”), at a price of $53.00 per share in cash.
     The initial offering period for the tender offer expired at 12:00 midnight, New York City time, at the end of Thursday, January 29, 2009, at which time approximately 96% of the outstanding shares of Datascope common stock had been validly tendered and not withdrawn. All shares that were validly tendered and not withdrawn have been accepted for purchase in accordance with the terms of the offer.
     Immediately following its acceptance of the tendered shares, Getinge acquired all of the remaining Datascope shares by means of a short-form merger under Delaware law at the same price per share paid in the tender offer. Upon completion of the merger, Datascope became an indirect wholly owned subsidiary of Getinge and will no longer be traded on the NASDAQ.
About Getinge AB
Getinge is a leading global provider of equipment and systems that contribute to quality enhancement and cost efficiency within healthcare and life sciences. Equipment, service and technologies are supplied under the brands ArjoHuntleigh for patient handling and hygiene, disinfection, DVT prevention, medical beds, therapeutic surfaces and diagnostics, GETINGE for infection control and prevention within healthcare and life science and MAQUET for surgical workplaces, cardiopulmonary and critical care. For news releases, webcasts and other information about Getinge, please visit Getinge’s website, http://www.getingegroup.com.
About Datascope Corp.
Datascope is the global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology, cardiovascular and vascular surgery and critical care. The Company’s products are sold throughout the world through direct sales representatives and independent distributors. Founded in 1964, Datascope is headquartered in Montvale, New Jersey. For news releases, webcasts and other information about Datascope, please visit Datascope’s website, http://www.datascope.com.